February 6, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs Ms. Katherine Wray Mr. Bernard Nolan Ms. Kathleen Collins Ms. Melissa Kindelan

RE:	Cardlytics, Inc.

Registration Statement on Form S-1

File No. 333-222531

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters, hereby join in the request of Cardlytics, Inc. (the “Registrant”), for the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective on Thursday, February 8, 2018, at 4:00 PM, Eastern Time, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that we have distributed approximately 4,163 copies of the Preliminary Prospectus of the Registrant, dated January 29, 2018, from January 29, 2018 through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

/s/ Paul J. Mulé
By:	Name:	Paul J. Mulé
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]